King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

December 29, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attn: Sonia Gupta Barros

Re:	Americold Realty Trust

Amendment No. 1 to

Registration Statement on Form S-11

Filed December 20, 2017

CIK No. 0001455863

Dear Ms. Barros:

On behalf of our client, Americold Realty Trust (the “Company”), we are submitting this letter and enclosed materials in connection with Amendment No. 1 to the Company’s Registration Statement on Form S-11 (the “Registration Statement”), filed with the Securities and Exchange Commission on December 20, 2017.

We refer to the sections entitled “Principal Shareholders” and “Description of Shares of Beneficial Interest—Preferred Shares—Series B Preferred Shares” in the Registration Statement. As disclosed therein, we anticipate that certain affiliates of The Goldman Sachs Group, Inc. (the “GS Entities”) will enter into an agreement pursuant to which YF ART Holdings, L.P. may transfer a to-be-determined number of its common shares of the Company to the GS Entities. In the event that Goldman Sachs & Co. LLC, an affiliate of the GS Entities, participates as an underwriter in the offering described in the Registration Statement, such common shares will be treated as “underwriting compensation” under applicable rules of the Financial Industry Regulatory Authority, Inc. In such event, we will include the enclosed disclosure in the Registration Statement.

Please do not hesitate to contact me by telephone at (404) 572-2765 or by email at csjohnson@kslaw.com with any questions regarding this correspondence or these materials.

Very truly yours,

/s/ C. Spencer Johnson, III

C. Spencer Johnson, III

December 29, 2017

Enclosures

cc:	Becky Chow

Kevin Woody

Rahul K. Patel

(Securities and Exchange Commission)

Fred Boehler

Marc Smernoff

Tom Novosel

(Americold Realty Trust)

Keith Townsend

Peter Genz

Gibbs Fryer

(King & Spalding LLP)

Edward F. Petrosky

J. Gerard Cummins

(Sidley Austin LLP)

Proposed Dislcosure with Respect to Goldman Sachs & Co. LLC

1.	The following disclosure will be included under “Underwriting” in the preliminary prospectus constituting part of the Registration Statement in the event that Goldman Sachs & Co. LLC participates as an underwriter in the offering described in the Registration Statement:[1]

Other Compensation

The GS Entities are holders of Series B preferred shares and have agreed to convert their Series B preferred shares into common shares in connection with this offering. YF ART Holdings has agreed that in the event this offering does not constitute a qualified IPO under the terms of the Series B preferred shares, it will transfer common shares to the GS Entities in consideration for the conversion by the GS Entities of their Series B preferred shares into common shares. Common shares received by certain affiliates of Goldman Sachs & Co. LLC pursuant to that arrangement will be treated as “underwriting compensation” under applicable rules of the Financial Industry Regulatory Authority, Inc. or FINRA. As a result of limitations on participation as an underwriter imposed by FINRA rules relating to the receipt of “underwriting compensation,” Goldman Sachs & Co. LLC’s withdrawal as an underwriter at the time of the pricing of this offering may be required, depending upon the value of the additional common shares received by its affiliates pursuant to the foregoing arrangements. In addition, if Goldman Sachs & Co. LLC does not withdraw as an underwriter, because the common shares received from YF ART Holdings are deemed by FINRA to be underwriting compensation, they are subject to a lock-up pursuant to FINRA Rule 5110(g)(1). Pursuant to FINRA Rule 5110(g)(1), these common shares may not be sold during this offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of these common shares by any person for a period of 180 days immediately following the date of the effectiveness of or commencement of sales in this offering, subject to certain exceptions set forth in FINRA Rule 5110(g)(2).

In addition to the foregoing, in the event this offering constitutes a qualified IPO under the terms of the Series B preferred shares, YF ART Holdings has agreed to transfer common shares to the GS Entities as consideration for the increased value of the warrants held by YF ART Holdings as a result of the extension of the expiration date of such warrants as agreed to by the parties. Any common shares transferred in respect of this arrangement would be treated as “underwriting compensation” under applicable rules of FINRA and would be subject to the lock-up provisions under FINRA Rule 5110(g) as described above, although it is expected that the value of these shares will not exceed the FINRA limitations on underwriting compensation referenced above.

[1]	We also intend to supplement the preliminary prospectus constituting part of the Registration Statement to identify Goldman Sachs & Co. LLC’s lending relationships with the Company, as applicable, where other underwriters are identified as having lending relationships with the Company. In addition, we intend to include disclosure in the preliminary prospectus that will reference Goldman Sachs & Co. LLC’s status as an underwriter in sections relating to the GS Entities in their capacity as holders of the Company’s Series B preferred shares.

2.	The following disclosure will be included under “Underwriting” in the final prospectus constituting part of the Registration Statement in the event that Goldman Sachs & Co. LLC participates as an underwriter in the offering described in the Registration Statement and the offering is not a qualified IPO (as defined in the Registration Statement):[2]

Other Compensation

The GS Entities are holders of Series B preferred shares and have agreed to convert their Series B preferred shares into common shares in connection with this offering. YF ART Holdings has agreed that since this offering does not constitute a qualified IPO under the terms of the Series B preferred shares, it will transfer common shares to the GS Entities in consideration for the conversion by the GS Entities of their Series B preferred shares into common shares. Common shares received by certain affiliates of Goldman Sachs & Co. LLC pursuant to that arrangement will be treated as “underwriting compensation” under applicable rules of the Financial Industry Regulatory Authority, Inc. (FINRA). [As a result, Goldman Sachs & Co. LLC will reimburse us $[        ] of the compensation that it receives for acting as an underwriter for this offering.]3 In addition, because the common shares received from YF ART Holdings are deemed by FINRA to be underwriting compensation, they are subject to a lock-up pursuant to FINRA Rule 5110(g)(1). Pursuant to FINRA Rule 5110(g)(1), these common shares may not be sold during this offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of these common shares by any person for a period of 180 days immediately following the date of the effectiveness of or commencement of sales in this offering, subject to certain exceptions set forth in FINRA Rule 5110(g)(2).

3.	The following disclosure will be included under “Underwriting” in the final prospectus constituting part of the Registration Statement in the event that Goldman Sachs & Co. LLC participates as an underwriter in the offering described in the Registration Statement and the offering is a qualified IPO:

Other Compensation

YF ART Holdings has agreed to transfer common shares to the GS Entities as consideration for the increased value of warrants held by YF ART Holdings as a result of the extension of the expiration date of such warrants as agreed to by the parties. The common shares transferred in respect of this arrangement will be treated as “underwriting compensation” under applicable rules of Financial Industry Regulatory Authority, Inc. (FINRA). As a result, they are subject to a lock-up pursuant to FINRA Rule 5110(g)(1). Pursuant to FINRA Rule 5110(g)(1), these common shares may not be sold during this offering, or sold, transferred,

[2]	In the event that the initial public offering price with respect to the Company’s common shares in the offering contemplated by the Registration Statement is such that the amount of compensation required to be reimbursed by Goldman Sachs & Co. LLC in order to be under the FINRA limit is greater than the total underwriting compensation received by Goldman Sachs & Co. LLC for acting as an underwriter in the offering, then Goldman Sachs & Co. LLC would be removed from the final prospectus as an underwriter and the section “Other Compensation” would be deleted from the final prospectus.
[3]	In the event that the initial public offering price with respect to the common shares is such that no reimbursement is required, this sentence would be omitted.

assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of these common shares by any person for a period of 180 days immediately following the date of the effectiveness of or commencement of sales in this offering, subject to certain exceptions set forth in FINRA Rule 5110(g)(2).